Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

May 7, 2014

United States Securities and Exchange Commission

Mr. Leland Benton

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-4631

RE:                           Pernix Group, Inc.

Registration Statement on Form S-1/A

Filed May 7, 2014

File No. 333-194860

Dear Mr. Benton

We respectfully request that the effective date of the Registration Statement on Form S-1/A (File No. 333-194860) of Pernix Group, Inc., originally filed with the SEC on March 28, 2014 as amended on May 7, 2014, be accelerated so that such Registration Statement, as amended, shall become effective on or before Monday, May 12, 2014.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer

By:	/s/ Gregg D. Pollack

Gregg D. Pollack, Vice President — Administration and Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Craig Slivka

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

David J. Kaufman, Esq.

Thompson Coburn LLP

55 East Monroe Street

37th Floor

Chicago, IL 60603